The Hartford Mutual Funds, Inc.

690 Lee Road

Wayne, PA 19087

October 8, 2019

VIA EDGAR CORRESPONDENCE

Deborah O’Neal

Mindy Rotter

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re: The Hartford Mutual Funds, Inc. (SEC File No. 333-233675) (the “Registrant”)

Dear Ms. O’Neal and Ms. Rotter:

This letter responds to the comments you provided telephonically on October 8, 2019, in connection with your review of the registration statement on Form N-14 under the Securities Act of 1933, as amended (the “Securities Act”), related to the proposed reorganization of The Hartford International Small Company Fund (“Acquired Fund”) into the Hartford Global Impact Fund (“Acquiring Fund”), which was filed on September 9, 2019.

On behalf of the Registrant, we have reproduced your questions/comments below and immediately thereafter have provided the Registrant’s responses or described how the Registrant will address your comments in the definitive filing of the registration statement to be filed pursuant to Rule 497(b) under the Securities Act. Capitalized terms have the same meaning as defined in the registration statement.

(1)	Comment: In the response to question 8 in the Question and Answer section, please bold the following sentence: The Acquiring Fund may invest in companies of any market capitalization, including small and mid capitalization securities, located anywhere in the world. In addition, please add “including the United States” to the end of the sentence.

Response: The Registrant will revise the disclosure consistent with this comment.

(2)	Comment: Please provide an updated Expense Example and an updated Annual Fund Operating Expenses table noted in the response to comment 4 that was provided to the Staff on October 4, 2019.

Response: The updated Expense Example and Annual Fund Operating Expense table are included in Appendix I attached hereto.

If you have any further comments or questions, please contact me at (610) 386-4077 or at lisa.zeises@hartfordfunds.com.

Sincerely,

/s/ Lisa D. Zeises

Lisa D. Zeises

Assistant Secretary

cc:	John O’hanlon

Alexander Karampatsos

APPENDIX I

Expense Example:

	Year 1			Year 3			Year 5			Year 10
Share Classes	A	C	I	A	C	I	A	C	I	A	C	I
The Hartford International Small Company Fund (Acquired Fund)	$692	$328	$114	$992	$703	$356	$1,314	$1,205	$617	$2,221	$2,585	$1,363
Hartford Global Impact Fund (Acquiring Fund)	$665	$297	$91	$1,025	$738	$378	$1,409	$1,305	$687	$2,483	$2,849	$1,563
Hartford Global Impact Fund (Acquiring Fund) Pro Forma(1)	$665	$297	$91	$939	$642	$301	$1,234	$1,114	$529	$2,071	$2,418	$1,182
	Year 1			Year 3			Year 5			Year 10
Share Classes	R3	R4	R5	R3	R4	R5	R3	R4	R5	R3	R4	R5
The Hartford International Small Company Fund (Acquired Fund)	$168	$137	$107	$535	$442	$349	$927	$770	$610	$2,024	$1,696	$1,357
Hartford Global Impact Fund (Acquiring Fund)	$144	$113	$83	$577	$484	$391	$1,036	$880	$723	$2,309	$1,989	$1,660
Hartford Global Impact Fund (Acquiring Fund) Pro Forma(1)	$144	$113	$83	$480	$387	$293	$840	$682	$521	$1,854	$1,520	$1,175
	Year 1			Year 3			Year 5			Year 10
Share Classes	Y	F		Y	F		Y	F		Y	F
The Hartford International Small Company Fund (Acquired Fund)	$102	$102		$331	$318		$579	$552		$1,289	$1,225
Hartford Global Impact Fund (Acquiring Fund)	$81	$70		$387	$354		$716	$659		$1,648	$1,525
Hartford Global Impact Fund (Acquiring Fund) Pro Forma(1)	$81	$70		$289	$255		$514	$456		$1,163	$1,034

(1)        Reflects pro forma amounts following the Reorganization.

You would pay the following expenses if you did not redeem your shares:

	Year 1			Year 3			Year 5			Year 10
Share Classes	A	C	I	A	C	I	A	C	I	A	C	I
The Hartford International Small Company Fund (Acquired Fund)	$692	$228	$114	$992	$703	$356	$1,314	$1,205	$617	$2,221	$2,585	$1,363
Hartford Global Impact Fund (Acquiring Fund)	$665	$197	$91	$1,025	$738	$378	$1,409	$1,305	$687	$2,483	$2,849	$1,563
Hartford Global Impact Fund (Acquiring Fund) Pro Forma(1)	$665	$197	$91	$939	$642	$301	$1,234	$1,114	$529	$2,071	$2,418	$1,182
	Year 1			Year 3			Year 5			Year 10
Share Classes	R3	R4	R5	R3	R4	R5	R3	R4	R5	R3	R4	R5
The Hartford International Small Company Fund (Acquired Fund)	$168	$137	$107	$535	$442	$349	$927	$770	$610	$2,024	$1,696	$1,357
Hartford Global Impact Fund (Acquiring Fund)	$144	$113	$83	$577	$484	$391	$1,036	$880	$723	$2,309	$1,989	$1,660
Hartford Global Impact Fund (Acquiring Fund) Pro Forma(1)	$144	$113	$83	$480	$387	$293	$840	$682	$521	$1,854	$1,520	$1,175
	Year 1			Year 3			Year 5			Year 10
Share Classes	Y	F		Y	F		Y	F		Y	F
The Hartford International Small Company Fund (Acquired Fund)	$102	$102		$331	$318		$579	$552		$1,289	$1,225
Hartford Global Impact Fund (Acquiring Fund)	$81	$70		$387	$354		$716	$659		$1,648	$1,525
Hartford Global Impact Fund (Acquiring Fund) Pro Forma(1)	$81	$70		$289	$255		$514	$456		$1,163	$1,034

(1)        Reflects pro forma amounts following the Reorganization.

Fee Table:

Shareholder Fees (fees paid directly from your investment)

	The Hartford International Small Company Fund (Acquired Fund)			Hartford Global Impact Fund (Acquiring Fund)			Hartford Global Impact Fund (Acquiring Fund) Pro Forma(1)
Share Classes	A	C	I, R3, R4, R5, Y and F	A	C	I, R3, R4, R5, Y and F	A	C	I, R3, R4, R5, Y and F
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.50%	None	None	5.50%	None	None	5.50%	None	None
Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is less)	None(2)	1.00%	None	None(2)	1.00%	None	None(2)	1.00%	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	The Hartford International Small Company Fund (Acquired Fund)			Hartford Global Impact Fund (Acquiring Fund)			Hartford Global Impact Fund (Acquiring Fund) Pro Forma(1)
Share Classes	A	C	I	A	C	I	A	C	I
Management fees	0.90%	0.90%	0.90%	0.62%(3)	0.62%(3)	0.62%(3)	0.62%(3)	0.62%(3)	0.62%(3)
Distribution and service (12b-1) fees	0.25%	1.00%	None	0.25%	1.00%	None	0.25%	1.00%	None
Other expenses	0.33%	0.35%	0.22%	0.91%(4)	0.94%(4)	0.71%(4)	0.48%(4)	0.48%(4)	0.35%(4)
Total annual fund operating expenses	1.48%	2.25%	1.12%	1.78%	2.56%	1.33%	1.35%	2.10%	0.97%
Fee waiver and/or expense reimbursement	0.00%(5)	0.00%(5)	0.00%(5)	0.59%(6)	0.62%(6)	0.44%(6)	0.16%(6)	0.16%(6)	0.08%(6)
Total annual fund operating expenses after fee waiver and/or expense reimbursement	1.48%(5)	2.25%(5)	1.12%(5)	1.19%(6)	1.94%(6)	0.89%(6)	1.19%(6)	1.94%(6)	0.89%(6)

	The Hartford International Small Company Fund (Acquired Fund)			Hartford Global Impact Fund (Acquiring Fund)			Hartford Global Impact Fund (Acquiring Fund) Pro Forma(1)
Share Classes	R3	R4	R5	R3	R4	R5	R3	R4	R5
Management fees	0.90%	0.90%	0.90%	0.62%(3)	0.62%(3)	0.62%(3)	0.62%(3)	0.62%(3)	0.62%(3)
Distribution and service (12b-1) fees	0.50%	0.25%	None	0.50%	0.25%	None	0.50%	0.25%	None
Other expenses	0.32%	0.27%	0.22%	0.91%(4)	0.86%(4)	0.81%(4)	0.45%(4)	0.40%(4)	0.35%(4)
Total annual fund operating expenses	1.72%	1.42%	1.12%	2.03%	1.73%	1.43%	1.57%	1.27%	0.97%
Fee waiver and/or expense reimbursement	0.07%(5)	0.07%(5)	0.07%(5)	0.62%(6)	0.62%(6)	0.62%(6)	0.16%(6)	0.16%(6)	0.16%(6)
Total annual fund operating expenses after fee waiver and/or expense reimbursement	1.65%(5)	1.35%(5)	1.05%(5)	1.41%(6)	1.11%(6)	0.81%(6)	1.41%(6)	1.11%(6)	0.81%(6)

	The Hartford International Small Company Fund (Acquired Fund)		Hartford Global Impact Fund (Acquiring Fund)		Hartford Global Impact Fund (Acquiring Fund) Pro Forma(1)
Share Classes	Y	F	Y	F	Y	F
Management fees	0.90%	0.90%	0.62%(3)	0.62%(3)	0.62%(3)	0.62%(3)
Distribution and service (12b-1) fees	None	None	None	None	None	None
Other expenses	0.16%(7)	0.10%	0.80%(4)	0.69%(4)	0.34%(4)	0.23%(4)
Total annual fund operating expenses	1.06%	1.00%	1.42%	1.31%	0.96%	0.85%
Fee waiver and/or expense reimbursement	0.06%(5)	0.00%(5)	0.63%(6)	0.62%(6)	0.17%(6)	0.16%(6)
Total annual fund operating expenses after fee waiver and/or expense reimbursement	1.00%(5)	1.00%(5)	0.79%(6)	0.69%(6)	0.79%(6)	0.69%(6)

(1) Reflects pro forma amounts following the Reorganization.

(2) For investments over $1 million, a 1.00% maximum deferred sales charge may apply.

(3) “Management fees” have been restated to reflect current Management fees that apply to the Fund based on the Fund’s management fee schedule.

(4) “Other expenses” for the Acquiring Fund have been restated to reflect estimated amounts based on the Fund no longer operating as a feeder fund in a master feeder structure.  “Other expenses” for Class Y have also been restated to reflect estimated amounts in connection with the new transfer agency fee that became effective May 1, 2019.

(5) HFMC has contractually agreed to reimburse expenses (exclusive of taxes, interest expenses, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) to the extent necessary to maintain total annual fund operating expenses as follows: 1.60% (Class A), 2.35% (Class C), 1.35% (Class I), 1.65% (Class R3), 1.35% (Class R4), 1.05% (Class R5), 1.00% (Class Y), and 1.00% (Class F). This contractual arrangement will remain in effect until February 29, 2020 unless the Board of Directors of The Hartford Mutual Funds, Inc. approves its earlier termination.

(6) HFMC has contractually agreed to reimburse expenses (exclusive of taxes, interest expenses, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) to the extent necessary to maintain total annual fund operating expenses as follows: 1.19% (Class A), 1.94% (Class C), 0.89% (Class I), 1.41% (Class R3), 1.11% (Class R4), 0.81% (Class R5), 0.79% (Class Y), and 0.69% (Class F). This contractual arrangement will remain in effect until February 28, 2021 unless the Board of Directors of The Hartford Mutual Funds, Inc. approves its earlier termination.

(7) “Other expenses” for Class Y have been restated to reflect estimated amounts in connection with the new transfer agency fee that became effective May 1, 2019.